
January 27, 2014

<u>Via E-mail</u>
Joseph Spiteri
Chief Executive Officer
MOJO Data Solutions, Inc.
2105 Plantation Village
Dorado, Puerto Rico 00646

>   **Re: MOJO Data Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2013**
>   **Filed July 18, 2013**
>   **Form 8-K dated September 27, 2013**
>   **Filed September 30, 2013**
>   **Response dated January 9, 2014**
>   **File No. 333-175003**

Dear Mr. Spiteri:

We have reviewed your response dated January 9, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

 Form 8-K dated September 27, 2013

1.   We note your response to comment 1 in our letter dated January 9, 2014. Please ensure you provide the financial statements and pro forma financial information required by Item 9.01 of Form 8-K in the initial Form 8-K report within four business days of the transaction. Alternatively, please provide us an analysis supporting your determination that you are not a "shell company."

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief